SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 11-K

                Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934
                     For the fiscal year ended June 30, 1997

                         Commission file number 33-13511

            A.Full title of the plan and the address of the plan,  if  different from that of the issuer named below:

                  UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.
                        1996 EMPLOYEE STOCK PURCHASE PLAN

         B.Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.
                                600 Mayer Street
                              Bridgeville, PA 15107




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                  UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.
                        1996 EMPLOYEE STOCK PURCHASE PLAN

                          INDEX TO FINANCIAL STATEMENTS



Items 1. and 2. Financial Statements and Exhibits

a.  Financial statements:                                          Pages

    Report of Independent Accountants                                3

    Statement of Financial Condition as of                           4
     June 30, 1997

    Statement  of Income and  Changes in Plan  Equity                5
     for the fiscal year ended June 30, 1997

    Notes of financial statements                                   6-9


b.  Exhibits:


    23.1  Consent of independent accountants




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REPORT OF INDEPENDENT ACCOUNTANTS

      To the Board of Directors of Universal Stainless & Alloy Products, Inc.

      We have audited the accompanying statement of financial condition of the Universal Stainless & Alloy Products, Inc. 1996 Employee Stock Purchase Plan (the "Plan") as of June 30, 1997, and the related statement of income and changes in Plan equity for the fiscal year ended June 30, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of June 30, 1997, and the income and changes in Plan equity for fiscal year ended June 30, 1997, in conformity with generally accepted accounting principles.



      Price Waterhouse LLP
      Pittsburgh, PA
      September 18, 1997




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

                  UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.
                        1996 EMPLOYEE STOCK PURCHASE PLAN
                        STATEMENT OF FINANCIAL CONDITION
                               as of June 30, 1997



      ASSETS

      Cash                                               $ 1,248
                                                         -------

      Total assets                                       $ 1,248
                                                         =======


      LIABILITIES AND PLAN EQUITY

      Payable to Plan Sponsor                            $ 1,140

      Plan equity                                            108
                                                         -------

      Total liabilities and Plan equity                  $ 1,248
                                                         =======

                     The accompanying notes are an integral
                        part of the financial statements.




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


                  UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.
                        1996 EMPLOYEE STOCK PURCHASE PLAN
                 STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
                   for the fiscal year ended June 30, 1997


          Contributions by participating employees           $  56,464

          Interest on bank deposits                                 54
                                                             ---------
                                                                56,518
                                                             ---------

          Withdrawals and expenditures:

               Participant withdrawals                          11,790

               Administrative costs                                 54

               Stock distribution                               44,566
                                                             ---------
                                                                56,410
                                                             ---------

                     Net increase in Plan equity                   108

          Plan equity, beginning of year                           --
                                                             ---------

          Plan equity, end of year                           $     108
                                                             =========


                     The accompanying notes are an integral
                        part of the financial statements.




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                  UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.
                        1996 EMPLOYEE STOCK PURCHASE PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.    Description of the Plan

      The Universal Stainless & Alloy Products, Inc. (the "Company") 1996 Employee Stock Purchase Plan (the "Plan") was adopted by the stockholders of the Company on May 22, 1996 for the benefit of substantially all employees of the Company. The Plan was established to enable eligible employees of the Company to acquire an ownership interest in the Company. The aggregate number of shares of common stock which may be purchased under the Plan shall not exceed 90,000 shares. The Plan is intended to be an employee stock purchase plan, as defined by Section 423 of the Internal Revenue Code.

      Purchase rights are generally granted with respect to six-month purchase periods and are limited to the lesser of (i) 100 shares, (ii) the maximum number of whole shares that could be purchased by an amount equal to 10 percent of an employee's base compensation paid during the purchase period, or (iii) a pro-rata share of the shares remaining in the aggregate authorization under the Plan. The purchase price for shares subject to the purchase right is the lesser of (i) 85 percent of the closing market price of such stock on the date of the grant of the purchase right, generally the day preceding the beginning of a six-month purchase period, or (ii) 85 percent of the closing market price of such stock on the date the purchase right is exercised, generally the last day of the six-month purchase period. No cash consideration is received for the granting of purchase rights.

      No employee may be granted a purchase right under the Plan if the employee, immediately after the purchase right is granted, owns stock possessing five percent or more of the total combined voting power or value of all classes of stock of the Company. Also, no employee may purchase shares under the Plan in excess of $25,000 of fair market value of such shares on the date of grant of the purchase right.

      Employees may elect to participate by filing an enrollment form and authorizing payroll deductions of up to 10 percent of their base compensation; provided, however, such amount may not exceed 100 multiplied by 85 percent of the fair market value of a share of company stock on the date of the grant of the purchase right. Payroll deductions begin with the first paycheck received after the commencement of the relevant purchase period and end with the last check received within the purchase period. The shares of stock subject to the purchase right are automatically purchased on the last day of the purchase period by applying the accumulated payroll deductions to the purchase of whole shares of common stock. Any amount remaining after the purchase of the maximum amount of whole shares is applied to the next purchase period; provided, however, if the employee purchased 100 shares during the purchase period, the balance is refunded.



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      The Board of  Directors of the Company has the power to terminate or amend the Plan at any time. If the Board does not take action to earlier terminate the Plan, it will terminate on the last day of the first purchase period ending in 2005 or the date on which all shares available for issuance under the Plan have been sold pursuant to purchase rights exercised under the Plan.


2.    Summary of Significant Accounting Policies:

      Security Transactions

      Security transactions are accounted for as of the last day of each six month purchase period. Securities are issued directly to the participants of the Plan from unissued shares designated for the Plan. The Plan does not hold the securities as temporary investments. As of June 30, 1997, 5,990 of the designated shares have been issued. The cost of securities distributed is determined in accordance with the Plan.

      Contributions and Deposits

      Employee contributions are recorded on an accrual basis as of the date the employees' contributions are withheld from the employees' compensation. Contributions to the Plan are initially invested in an interest-bearing account pending their investment in the Company's stock. Interest earned on such cash balances is returned to the Company to partially offset administrative costs of the Plan.

      Withdrawals

      Participant withdrawals from the Plan may occur at the election of the Participant, upon termination of employment or as a refund of contributions made in excess of the value of stock distributed during each purchase period. Participant withdrawals equal the cash contributed to the Plan less the value of stock distributed to the Participant.




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SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Board of Directors who administer the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                  UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.
                        1996 EMPLOYEE STOCK PURCHASE PLAN

SIGNATURE                  TITLE                      DATE


/s/ Richard M. Ubinger     PLAN ADMINISTRATOR         SEPTEMBER 29, 1997
----------------------
RICHARD M. UBINGER





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